A-Power Energy Generation Systems Ltd. Reports $10.0 Million in Net Income for the Fourth Quarter of 2008

-    Q4 Diluted EPS $0.30; FY08 $1.01 –

-    FY08 Revenue Grew 74% to $265 Million –

-    Teleconference to Be Held on Thursday, April 9, 2009, at 8:00 a.m. EDT –

Shenyang, China, April 9, 2009 -- A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

Financial Highlights

4Q08 vs. 4Q07
-	Revenues rose 93.5% to $81.4 million
-	Gross margin was 17.8% vs. 11.2%
-	Net income rose 197.8% to $10.0 million
-	Diluted EPS was $0.30 vs. $0.25 (4Q08 fully diluted shares were 33.1 million vs. 13.7 million in 4Q07)

FY08 vs. FY07
-	Revenues rose 73.6% to $264.9 million
-	Gross margin was 13.9% vs. 13.5%
-	Net income rose 87.4% to $28.5 million
-	Diluted EPS was $1.01 vs. $2.23 (FY08 fully diluted shares were 28.2 million vs. 6.8 million in FY07)
-	Cash position at December 31, 2008 was $43.5 million

“2008 marked another major milestone in A-Power’s history. Despite the challenging conditions in the global market, our DG business continued to demonstrate accelerated growth as Chinese industrial plants embraced our electricity-generation systems to conserve energy and reduce pollution,” Mr. Jinxiang Lu, A-Power's Chairman and CEO commented. "We are very pleased that we have nearly tripled our net income and almost doubled our revenue in the fourth quarter. We continue to prove our ability to win customers, improve profitability, and strengthen our balance sheet.”

Mr. Lu continued, “In 2008, we also successfully solidified our partnerships with European wind turbine makers Fuhrlander and Norwin, and established our relationship with General Electric to prepare for our expansion in the Chinese wind turbine market. In addition, we recently completed our general assembly facility for wind turbines in Shenyang, China and now have the largest production capacity for one single location in China. After China posted robust growth rates in wind turbine installation from 6GW in 2007 to 12GW in 2008, the Chinese government recently unveiled another ambitious plan to invest $11.7 billion (RMB 80 billion) in expanding the wind energy market to 30GW and requiring utility companies to generate 15% of their power from wind by 2010. As we believe many Chinese domestic wind turbine producers are facing technological barriers and component shortages in their mega-watt class turbine production, A-Power, with its European and U.S. relationships, is well positioned to gain market share.”

Fourth Quarter 2008 Results

For the three months ended December 31, 2008, A-Power's revenues rose 93.5% to $81.4 million from the fourth quarter of 2007, reflecting the strong growth of DG orders year-over-year.

Gross profit rose 207.5% to $14.5 million from the fourth quarter of 2007. Gross margin was 17.8%, compared with 11.2% in the fourth quarter of 2007.

General and administrative (“G&A”) expenses were $3.7 million, compared with $1.0 million in the fourth quarter of 2007. G&A as a percentage of revenue was 4.6%, compared with 2.5% in the fourth quarter of 2007. The higher G&A expenses were mainly because of the costs of being a public company and business expansion.

Operating income increased 192.6% to $10.8 million from the fourth quarter of 2007.

Net income rose 197.8% to $10.0 million from the fourth quarter of 2007.

Diluted earnings per share were $0.30, compared with $0.25 in the fourth quarter of 2007. For the fourth quarter of 2008, the weighted average number of shares on a fully diluted basis was 33.1 million as compared to 13.7 million in the same period of 2007.

2008 Results

For the full year 2008, A-Power's revenues rose 73.6% to $264.9 million from 2007.

Gross profit increased 79.4% to $36.9 million from 2007. Gross margin was 13.9%, compared with 13.5% in 2007.

G&A expenses were $8.7 million, compared with $3.5 million in 2007. The higher G&A expenses were mainly because of the costs of being a public company and business expansion.

Operating income increased 65% to $28.2 million from 2007.

Net income soared 87.4% to $28.5 million from 2007.

Diluted earnings per share were $1.01, compared with $2.23 in 2007. For the year 2008, the weighted average number of shares on a fully diluted basis was 28.2 million, compared with 6.8 million in 2007.

Balance Sheet Highlights

As of December 31, 2008, A-Power had cash and cash equivalents of $43.5 million, compared with $59.7 million at September 30, 2008.

Working capital as of December 31, 2008 was $97.0 million, compared with $95.8 million at September 30, 2008.

Current ratio as of December 31, 2008 was 3.06 compared with 2.91 at September 30, 2008.

Total shareholders’ equity rose to $155.3 million at December 31, 2008, from $143.9 million at September 30, 2008.

As of December 31, 2008, the Company recorded no short-term or long-term bank loans.

Recent Developments

On March 5, 2009, the Company announced it had signed agreements for GE Drivetrain Technologies to supply A-Power with 2.7MW wind turbine gearboxes and to establish a Joint Venture partnership for a wind turbine gearbox manufacturing plant in China.

On January 11, 2009, the Company celebrated the launch of its first wind turbine production facility with a ribbon-cutting ceremony. Strategically located in Shenyang, one of China’s largest industrial hubs, the facility is the largest wind turbine production plant in China, with total annual production capacity of over 1,125MW. Among the guests at the opening ceremony were various provincial and local government officials, GE Drivetrain executives, the management from German Fuhrlander, from which the Company has an exclusive licensing agreement in China for 2.7MW wind turbines, as well as various investors in the Company.

Business Outlook

The Company expects revenues and net income for 2009 to be $290 million and $29 million, respectively. These targets are based on the Company's current DG backlogs, which are subject to change when the company signs new DG contracts and/or recognizes revenues from wind turbine sales during 2009.

Mr. Lu concluded, “Entering 2009, we expect continued growth in our DG business as our strong track record attracts more industrial companies to use our systems to improve their electricity power management and utility cost control. On the wind turbine generator front, we want to fully leverage our technology partnerships with global wind technology leaders like Fuhrlander, Norwin and GE. Although our wind power business is still in its infancy, we see strong demand from the market for our 2.7MW wind turbines, as China is graduating from the Kilo-Watt class and moving towards Mega-Watt wind turbines. With our engineers and technicians completing training in Germany, our top priority is to secure components and ramp up production to satisfy the growing market demand.”

Conference Call

The Company will host a conference call, to be simultaneously Webcast, on Thursday, April 9, 2009, at 8:00 a.m. Eastern Daylight Time or 8:00 p.m. Beijing Time.  Interested parties may participate in the conference call by dialing +1-800-510-0178 (North America) or +1-617-614-3450 (International), pass code: 58500234, approximately 10 minutes before the call start time. A live Webcast of the conference call will be available on the Company’s Website at http://www.apowerenergy.com

A replay of the call will be available starting on April 9, 2009, at 11:00 a.m. Eastern Daylight Time or 11:00 p.m. Beijing Time through May 9, 2009. An archived Webcast of the conference call will be available on the Company’s Website at http://www.apowerenergy.com. Interested parties may access the replay by dialing +1-888-286-8010 (North America) or +1-617-801-6888 (International) and entering pass code 24604179.

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com ..

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected; inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction and development delays on our projects which could adversely affect our financial condition and operating results; the development of our wind turbine business will depend on the efforts of others; our limited operating history and recent entrance into new markets and the wind turbine business may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors and partners, and if we or our licensors or partners become involved in an intellectual property dispute, we may be forced to spend considerable resources resolving such dispute; a decrease in the rate of growth of China's industry and economy may lead to a decrease in our revenues because industrial companies in China are our principal source of revenues, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2007. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to adjustment. The audit of our financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2008 is still in progress. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act of 2002.  We make no representation in this release of management’s assessment regarding internal control over financial reporting.

Contact:

John S. Lin
Chief Strategy Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Valentine Ding / Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
vding@hfgcg.com
dchen@hfgcg.com

Financial Tables Follow

Consolidated Balance Sheets
(Unaudited, in U.S. dollars)
	Dec. 31, 2008	Dec. 31, 2007

Assets
Current assets
Cash and cash equivalents	43,517,621	$ 35,831,895
Restricted bank balance	3,608,281
Accounts receivable, net of allowance for doubtful accounts
of $Nil (2007 - $Nil)	8,036,468	20,980,185
Subscription receivable	-	-
Prepayments, deposits, other receivables	79,844,563	3,118,908
Inventory	8,722,726
Due from related parties	104,992	31,898

Total current assets	143,834,651	59,962,886

Future income tax asset	364,236
Accounts receivable	3,646,254	1,843,830
Construction in progress	18,005,572	411,263
Property, plant and equipment, net	14,312,179	2,501,510
Intangible assets	12,563,972	-
Deposits on intangible assets	10,322,307	3,729,000

Total assets	203,049,171	68,448,489

Liabilities and Stockholder’s Equity
Current liabilities
Bank loans	-	959,614
Accounts payable and accrued liabilities	30,136,177	18,047,827
Customer deposits	16,075,856	2,479,867
Due to shareholder	-	375,531
Due to related parties	127,707	-
Income and business taxes payable	741,705	50,742
Notes payable	-	15,000,000

Total current liabilities	47,081,445	36,913,581

Minority interest	658,385	256,357
Commitments and contingencies

Stockholders' equity
Common shares, 100,000,000 authorized with par value of
$0.0001 per share, 33,516,303 shares issued (2007: Common shares, 14,350,000 authorised with par value of $0.128 (HK$1) per share, 13,000,000 shares issued)	3,352	1,666,667
Preferred shares, 650,000 authorized, each convertible into
1 common share, with par value of $0.128 per share,
650,000 shares issued	0	54,333
Additional paid-in capital	94,136,757	1,671,342
Accumulated other comprehensive income	6,783,133	2,016,250
Statutory reserves	3,306,624	3,306,624
Retained earnings	51,079,475	22,563,335
Total stockholders’ equity	155,309,341	31,278,551

Total liabilities and stockholder’s equity	203,049,171	68,448,489

Consolidated Statements of Income and Comprehensive Income
(Unaudited, In U.S. Dollars)
	Three months ended Dec 31,		Year ended Dec 31,
	2008	2007	2008	2007

Revenues	$81,418,342	$42,085,669	$264,865,973	$152,544,105
Cost of sales and business taxes	66,891,191	37,361,503	227,988,781	131,987,149

Gross profit	14,527,151	4,724,166	36,877,192	20,556,956

Expenses
General and administrative expenses	3,731,222	1,033,708	8,700,362	3,481,979

Income from operations	10,795,928	3,690,458	28,176,830	17,074,977
Other income (expense)
Interest costs	152,198	(968,959)	-	(968,959)
Finance costs	(60,790)	583,219	(112,072)	(913,059)
Other income (expense)	(441,337)	308,392	924,342	250,164

Income before provision for income
taxes and minority interest	10,445,999	3,613,110	28,989,100	15,443,123
Provision for (Recovery of ) income taxes	115,893	190,175	70,928	190,175

Income before minority interest	10,330,106	3,422,935	28,918,173	15,252,948
Minority interest in subsidiary
(income) loss	(313,143)	(58,186)	(402,028)	(39,308)

Net income	10,016,963	3,364,749	28,516,144	15,213,640
Foreign currency translation adjustment	916,538	1,068,987	4,766,884	1,542,348
Comprehensive income	10,933,501	4,433,736	33,283,028	16,755,988

Weighted average number of common shares outstanding - basic	33,516,303	13,000,000	27,995,488	6,529,670
Weighted average number of common shares outstanding - diluted	33,137,770	13,650,000	28,248,818	6,834,432

EARNINGS (LOSS) PER SHARE - BASIC	0.30	0.26	1.02	2.33
EARNINGS (LOSS) PER SHARE - DILUTED	0.30	0.25	1.01	2.23

CONSOLIDATED STATEMENT OF CASH FLOWS
Dec. 31, 2008
(unaudited)

Cash flows from operating activities

Net income for the years	28,516,144
Items not affecting cash:
Stock-based compensation	835,851
Amortization	379,317
Amortization of discount on promissory note	-
Minority interest	402,028

30,133,340

Changes in operating assets and liabilities:

Accounts receivable	12,490,074
Inventories	(8,565,490)
Costs and estimated earnings in excess of billings on uncompleted contracts	-
Prepayments, deposits and other receivables	(71,289,167)
Accounts payable and accrued liabilities	10,722,586
Customer deposits	13,182,400
Due to (from) related parties	(73,094)
Income and business tax payable	677,740
Billings in excess of costs and estimated earnings on uncompleted contracts	-

(12,721,610)
Cash provided by (used in) financing

Proceeds from share capital, net of cost	59,329,615
Repayment of notes payable	(15,000,000)
Repayment to bank loans	(1,007,522)
Due to (from) related parties	127,707
Repayment of related party loans
Cash received from Chardan South upon RTO	31,747,587

75,197,387

Cash provided by (used in) investing

Increase in restricted bank balances	(3,608,281)
Purchase of plant and equipment	(11,808,120)
Payment of intangible assets	(6,407,237)
Construction in Progress	(18,485,200)
Liabilities assumed from Apower	(1,022,960)
Purchase of land use right	(12,337,494)

(53,669,293)

Effect of exchange rate changes	(1,120,758)

Increase in cash and cash equivalents	7,685,726

Cash, beginning of the year	35,831,895
Cash, end of the year	43,517,621